Filed by CSLM Digital Asset Acquisition Corp III, Ltd.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CSLM Digital Asset Acquisition Corp III, Ltd.

Commission File No.: 001-42818

Date: December 16, 2025

On December 4, 2025, Binance posted a tweet on its social media account regarding First Digital Group Ltd. (“First Digital”), which is a party to a previously disclosed non-binding letter of intent, dated as of December 2, 2025 (the “LOI”), with CSLM Digital Asset Acquisition Corp III, Ltd. (“KOYN”). On December 5, 2025, Vikas Mittal, Co-Chief Executive Officer and Chief Financial Officer of KOYN, replied to Binance’s tweet. On December 13, 2025, Mr. Mittal replied to his tweet with an additional tweet linking to a third-party article regarding First Digital. Screenshots of such tweets and the text of the article are set forth below:

Binance @binance

X.com

"We have already successfully demonstrated agentic payments live at BBW on the BNB Chain." - Vincent Chok, CEO of First Digital

flows into local

BINANCE
CELO
BINANCE

11:58 AM · 12/4/25 · 77K Views

157 106 508 25

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VikMittal @vik_mit... · 12/5/25

Congratulations to @FirstDigitalHQ

VikMittal @vik_mit... · 12/5/25

Congratulations to @FirstDigitalHQ and Vincent Chok on the first step of many.

The future of real-time, AI-driven settlement is here — and First Digital is leading the charge. $KOYN

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VikMittal @vik_mittal · 1d

@FirstDigitalHQ $KOYN

Why ADGM fits FDUSD's regulatory and institutional ambitions?

unlock-bc.com/153282/fdusd-a...

Chok on Building Stablecoins for an AI-Native Economy

Why ADGM fits FDUSD's regulatory and institutional ambitions?

Walid Abou Zaki · 13 December 2025

5 minutes read

FDUSD Founder Vincent Chok on Building Stablecoins for an AI-Native Economy

Why ADGM fits FDUSD’s regulatory and institutional ambitions?

Walid Abou Zaki Follow on XSend an email13 December 2025

5 minutes read

When stablecoins first emerged, their role was narrowly defined: serve crypto exchanges with a reliable settlement asset. Over time, that model scaled—but it also revealed its limits.

In an interview with Unlock Blockchain, Vincent Chok, founder and CEO of FDUSD, explains why the next phase of stablecoins will not be defined by exchange liquidity alone, but by the rise of AI agents, smart contracts, and programmable payment infrastructure.

April Was a Stress Test, Not a Strategic Pivot

FDUSD briefly lost its peg in April, an episode that tested market confidence at a sensitive moment for the stablecoin sector. For First Digital, the issuer of FDUSD, the event became an unplanned stress test rather than a change in direction.

“What April really showed us is how robust our internal systems and controls are,” Chok said. “Despite the noise, we managed to return to the peg very quickly, supported by strong banking relationships and infrastructure.”

The incident reinforced operational discipline, but it did not alter the company’s roadmap. That roadmap was already pointing beyond exchange-led growth.

At its peak, FDUSD’s circulating supply exceeded $4.5 billion. Today, it stands at less than a quarter of that level. The contraction reflects a broader reality across the stablecoin market: incentive-driven liquidity is temporary, while sustainable usage takes longer to build. For First Digital, headline market capitalization has become less important than building foundations for the next cycle.

Why Exchange Stablecoins Are Becoming Commoditized

The economics of exchange-centric stablecoins are increasingly constrained. Exchanges capture most of the trading value, while issuers rely largely on interest income from reserves. As competition intensifies and interest rates normalize, margins compress further.

“Stablecoins are going to be very hard to sustain purely on interest income,” Chok said. “As rates come down, margins shrink. If issuers don’t build real use cases on top, it becomes very difficult to survive long term.”

This is not a post-crisis realization. It is a structural one. With stablecoins increasingly interchangeable on exchanges, differentiation at the currency level alone is no longer enough.

The Binance Relationship: Partnership Without Ownership

FDUSD’s growth has been closely associated with Binance, often fueling speculation that the stablecoin is owned or controlled by the exchange. That assumption is incorrect.

Binance is a key exchange partner and liquidity venue for FDUSD, but it does not own First Digital or FDUSD. The relationship is commercial, not corporate.

“Every stablecoin needs a major exchange to grow,” Chok said. “That’s how stablecoins were created. But today, payments, settlement, and programmable use cases don’t need to live only on exchanges anymore.”

Like many stablecoin issuers, First Digital benefits from exchange distribution, while exchanges capture most of the economic upside from trading activity. FDUSD’s strategy is not to replace that relationship, but to ensure it is not the only pillar the business rests on.

Building Ahead of Demand: An AI-Native Payment Layer

That thinking is most visible in Finance District, First Digital’s initiative focused on agentic payments—transactions executed autonomously by software and AI agents using smart contracts.

This is not a theoretical roadmap. The product is live and was demonstrated publicly on mainnet during Binance Blockchain Week earlier this month. Built initially on BNB Chain, the platform enables programmable payments where value can be split automatically between multiple parties—covering gas, services, verification, and settlement within a single transaction.

Finance District
Finance District
Finance
District

Finance District team during BBW2025

“We’re not an AI company,” Chok said. “But when you combine blockchain, stablecoins, and AI, you finally have the tools to build a functional Web3 economy.”

Rather than competing with today’s payment infrastructure, Finance District leapfrogs it. The assumption is that future economic activity—driven by autonomous agents, software services, and machine-to-machine commerce—will require native, programmable money. Traditional rails were not designed for that.

In that sense, First Digital is deliberately swimming in its own sea. While much of the market remains focused on today’s fintech problems, FDUSD is building for a demand curve that has not yet fully arrived.

Unbanked Access Through Programmable Infrastructure

One of the less visible implications of agentic payments is access. As autonomous software begins to transact value, participation no longer depends solely on traditional banking credentials. Developers, small operators, or individuals in emerging markets can monetize services, strategies, or digital labor without first navigating the full stack of corporate registration, merchant accounts, or legacy payment onboarding.

In that sense, stablecoins combined with smart contracts and AI agents offer a more practical path toward addressing unbanked and underbanked participation—not by removing rules, but by changing the entry point.

“For a lot of people globally, access is still the problem,” Chok said. ”If you can create value digitally, you should be able to get paid digitally.”

Trust in an Agent Economy: From KYC to Know-Your-Agent

The rise of agent-driven transactions inevitably raises questions around trust, compliance, and accountability. Rather than avoiding them, First Digital is designing its payment layer to accommodate new forms of verification.

In an agent-based economy, identity is no longer limited to a human user. Transactions can integrate third-party “know-your-agent” services that assess the permissions, behavior, and credibility of the software agents involved—charging a fee per verification and settling instantly through smart contracts.

“Trust doesn’t disappear in an agent economy,” Chok said. ”It just moves into different layers. Verification, insurance, and accountability can all be embedded directly into the transaction.”

Over time, such verification layers could be complemented by tokenized insurance mechanisms designed to cover transaction failures or agent errors—aligning automation with consumer protection rather than bypassing it.

Public Markets and Regulation: Two Sides of the Same Direction

This forward-looking approach also explains First Digital’s broader institutional ambitions. The company has announced a non-binding letter of intent to pursue a public listing in the United States through a SPAC merger, a move that would place it under the scrutiny of public markets and institutional investors.

At the same time, First Digital is exploring regulatory engagement with Abu Dhabi Global Market (ADGM), a jurisdiction increasingly positioning itself as a hub for digital asset infrastructure rather than speculative activity.

“ADGM has been very forward-thinking,” Chok said. “The level of institutional participation and regulatory clarity makes it a natural environment for the next phase of growth.”

Taken together, the SPAC pathway and ADGM engagement point in the same direction: institutional readiness. Public markets, regulatory clarity, and infrastructure-level products are not separate strategies, but complementary ones.

From Stablecoin to Infrastructure

FDUSD’s trajectory reflects a broader shift in how stablecoins are being understood. No longer just instruments of exchange liquidity, they are increasingly seen as infrastructure—base layers upon which programmable economic activity can be built.

Exchange listings remain important, but they are no longer sufficient. As AI agents, smart contracts, and autonomous systems begin to transact value, the need for stable, programmable settlement becomes more obvious.

Whether that future arrives in two years or five remains uncertain. What is clearer is that FDUSD is positioning itself for it—quietly, deliberately, and ahead of much of the market.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

KOYN and First Digital have entered into a non-binding letter of intent dated December 2, 2025 with respect to a proposed business combination. If a definitive agreement is entered into in connection with the proposed business combination, KOYN or a newly formed holding company will prepare and file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus. KOYN urges investors and securityholders to read the proxy statement/prospectus and other documents filed with the SEC when they become available, as they will contain important information regarding the proposed business combination. The proxy statement will be distributed to holders of KOYN’s Class A Ordinary Shares in connection with KOYN’s solicitation of proxies for the vote by KOYN’s shareholders with respect to the proposed business combination and other matters as will be described therein. All SEC filings will be available free of charge at www.sec.gov.

No assurances can be provided as to the entry into or timing of any definitive agreement or the consummation of any transaction. Any transaction would be subject to the completion of satisfactory due diligence, the negotiation of a definitive agreement and related ancillary agreements providing for the proposed business combination, satisfaction of the conditions negotiated therein, board and shareholder approvals, regulatory approvals and other customary conditions.

Participants in the Solicitation

KOYN, First Digital, and their respective directors, officers, and employees may be deemed participants under SEC rules in the solicitation of proxies in connection with the proposed business combination. Information about KOYN’s directors and officers is available in KOYN’s SEC filings. Additional details regarding the interests of persons involved in the proposed business combination will be included in the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

All information in this communication concerning First Digital has been provided solely by First Digital and has not been independently verified by KOYN, which makes no representation or warranty as to the accuracy or completeness of such information and assumes no obligation to update the information in this communication, except as required by law. This communication includes “forward-looking statements” with respect to KOYN and First Digital. The expectations, estimates, and projections of the businesses of First Digital and KOYN may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.

Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the negotiations and any subsequent definitive agreements with respect to the proposed business combination, and the possibility that the terms and conditions set forth in any definitive agreements with respect to the proposed business combination may differ materially from the terms and conditions set forth in the letter of intent; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of KOYN and First Digital or other conditions to closing; (4) the inability to obtain or maintain the listing of the combined company’s securities on the Nasdaq Stock Market LLC, the New York Stock Exchange, or another national securities exchange following the proposed business combination; (5) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; and (9) other risks and uncertainties included in documents filed or to be filed with the SEC by KOYN, First Digital and the combined company.

The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. KOYN and First Digital do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by KOYN and First Digital is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of KOYN and First Digital as indicative of future performance of an investment or the returns that KOYN and First Digital will, or are likely to, generate going forward.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction where such offer, solicitation, or sale would be unlawful under the securities laws of any such jurisdiction.

About First Digital Group Ltd.

First Digital is a leading digital asset and stablecoin infrastructure provider, offering fully backed USD-denominated stablecoins, trust and custody services, global payment solutions, and white-label stablecoin issuance for enterprises. Its flagship product, FDUSD, is one of the world’s most traded stablecoins, supported by a compliance-first governance model, segregated trust structure, and monthly independent attestations. First Digital operates across multiple jurisdictions and maintains active licenses and registrations in key financial centers.

About CSLM Digital Asset Acquisition Corp III, Ltd.

KOYN is a publicly traded special purpose acquisition company focused on high-growth, frontier-technology sectors including digital assets, regulated financial infrastructure, and next-generation fintech. KOYN is led by an experienced SPAC team with a track record of sourcing, executing, and stewarding complex public-market transactions.

Media & Investor Contacts

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